[Linklaters Letterhead]
Chris White
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
United States of America
June 10, 2009
Compagnie Générale de Géophysique-Veritas
Form 20-F for the Fiscal Year ended December 31, 2008
Filed April 22, 2009
(File No. 1-14622)
Dear Mr. White
I refer to the Staff’s comment letter dated May 27, 2009 regarding the above-referenced Annual Report on Form 20-F of our client Compagnie Générale de Géophysique-Veritas (the “Company”).
This will confirm my telephone conversation yesterday with Ms. Sandra Eisen wherein it was agreed that the Company will provide a response to the above-referenced comment letter no later than June 17, 2009.
Please contact me on +331 56 43 58 42 should you have any questions.
Yours sincerely
/s/ Luis Roth